SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

E M B R A T E L P A R T I C I P A Ç Õ E S S . A .

CNPJ/MF No. 02.558.124/0001 -12
NIRE 3330026237-7

SUMMARY MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON JULY 14, 2005, AT 3 PM

1. DATE, TIME AND PLACE: July 14, 2005, at 3 pm, in the Company’s Registered Offices, located at Rua Regente Feijó, No. 166, suite 1687-B, in the downtown (Centro) district, City and State of Rio de Janeiro.

2. CALL TO MEETING: Notices published in the manner provided for in Article 124 of Brazilian Corporation Law (No. 6404/76), in Gazeta Mercantil and Rio de Janeiro Official State Gazette editions dated on days 28, 29 and 30 of June 2005. The cited notices were made available to interested parties on the table, with reading and transcription thereof having been waived.

3. ATTENDANCE: Shareholders of EMBRATEL PARTICIPAÇÕES S.A. representing more than 90% (ninety per cent) of the voting capital were present, according to the registrations and signatures contained in the Company’s Shareholders Attendance Book. Mr. Isaac Berensztejn was also present in his capacity of representative of the Company’s administration.

4. TABLE: In the manner provided for in Article 13 of the Company’s By-Laws, the proceedings were presided over by the Chairman of the Board of Directors, Mr. Carlos Henrique Moreira, who called upon Dr. Antonio Oscar de Carvalho Petersen Filho to serve as Secretary.

5. RESOLUTIONS: 5.1. Unanimous approval was granted by the shareholders present for these Minutes to be drawn up in summary form and that publication hereof be made with omission of the signatures of the shareholders present, as allowed, respectively, by paragraphs §§ 1 and 2 of Art. 130 of Brazilian Corporation Law (No. 6404/76). 5.2. Formal reading of call notice was waived by shareholders present, and such shareholders resolve upon the items of the Agenda as follows:

(i) Approve by majority of shareholders present the amendment of Company By-Laws aiming the following:

(I) Amend the Article 5 of Company By-Laws, reflecting the increase of Company’s capital approved by Board of Directors within the authorized capital limit on May 23, 2005, which shall be effective with the following wording:

“Art. 5 - The subscribed corporate capital, fully paid in, is R$ 4.096.713.387,00 (four billion, ninety-six million, seven hundred and thirteen thousand, three hundred and eighty-seven reais), represented by 758,306,004,336 (seven hundred and fifty-eight billion, three hundred and six million, four thousand, three hundred and thirty-six) shares, 282,027,681,973 (two hundred and eighty-two billion, twenty- seven million, six hundred and eighty-one thousand, nine hundred and seventy-three) being nominative common shares and 476,278,322,363 (four hundred and seventy-six billion, two hundred and seventy-eight million, three hundred and twenty-two thousand, three hundred and sixty-three) being nominative preferred shares, all with no nominal value.”

(II) Cause the Fiscal Council to act as Company’s Audit Committee for the purposes of provisions provided for in Sarbanes-Oxley Act of 2002: amend the item XV of Article 17, add a Sole Paragraph of Article 30 and Article 31 and respective items; amend the § 3 of Article 31; change caput, §§ 1 and 2 of Article 32, provisions of which shall be effective with the following wording:

“Art. 17 - Apart from the tasks assigned to it under the law, and those provided for in Article 6 of these By-Laws, it is incumbent on the Board of Directors:
(... );

XV - to elect and remove the Company's independent auditors; regarding for such purpose, among others, under the recommendation of Fiscal Council;
( ...);”

“Art. 30 - The Fiscal Council will act on a permanent basis.
Sole Paragraph. For the full performance of their responsibilities, notably the Audit Committee duty, the requirements provided for in applicable law shall be fulfilled, the provision of these By-Laws and Fiscal Council Internal Ruling approved by the Annual Ordinary General Meeting.”

“Art. 31 – Without prejudice to other responsibilities provided for in Brazilian law, the Fiscal Council shall have the following responsibilities:
I. Inspect actions of managers and examine the performance of their legal and statutory responsibilities;
II. Consider upon the management annual report, and include in their own opinion the additional information deemed as required or useful to resolve on general meeting;
III. Recommend and assist the Board of Directors in proceedings of hiring, assessment of compensation and removal of independent auditors for the Company;
IV. Oversee and evaluate the proceeds of such independent auditors and assist on the solution of possible controversies between the management and an independent auditor as regard of financial statements of Company;
V. Review from time to time Company policies concerning the provision of audit and non audit services provided by independent auditors and the respective compensation;
VI. Consider upon proposals of management bodies to be submitted to General Meeting, in respect of any change on the capital stock, issuance of debentures or subscription bonus, investment plans or capital budgets, dividend payment, conversion, amalgamation, merger or split-off;
VII. Review from time to time the success of risk management processes and internal controls of Company in order to monitor the performance of, among others, (i) legal provisions affecting the submittal of financial reports; and (ii) statutory dispositions;
VIII. Prescribe proceedings in order to hear, process and assess reports of fraud, anonymously or not, related to accounting matters, internal controls and audit of the Company;
IX. Report to management bodies and, if such bodies do not take required needs for the protection of Company interests, to the general meeting, errors, frauds or crimes found and suggest useful actions to the Company;
X. Call the Annual General Meeting, if management bodies elapse for more than a month of such call, and call the Extraordinary General Meeting, upon the occurrence of serious or expedient matters, including the agenda of matters deemed required on such meetings;
XI. Analyze at least on a third-month basis, the balance sheet and other financial statements prepared from time to time by the Company;
XII. Review the financial statements as of year ended and place comments on them;
XIII. Perform such duties, during winding-up, considering special provisions regulating thereof.

Sole Paragraph. For the performance of their duties, Fiscal Council may request to Company management the hiring of auditors, attorneys, consultants and accountants, and such respective fees shall be fixed in reasonable conditions and within the limits of a specific budget, which shall be fixed as proposed by Company management in accordance with terms of Art. 43 herein.”

“Art. 31 – The Fiscal Council shall meet whenever necessary, however, not less than 04 (four) times a year, and such meetings shall meet the cycle of submittal of financial reports of Company.
§ 1 - Apart from the forms legally provided for, the meetings of Fiscal Council shall be called, at any time, by the Chairman of Fiscal Council or by 02 (two) members, by the Chairman of Board of Directors, by the Chairman of the Company, or always when required by independent and internal auditors.
§ 2º - (... ).
§ 3º - (... ).”

“Art. 32 - The Fiscal Council will be formed by at least 3 (three) and at most 5 (five) members, and an equal number of alternates, elected and removed at any time by the General Meeting, with due observance of the rules of Paragraph 4, in Article 161 of Law No. 6404/76.
§ 1º - (... ).
§ 2º - ( ...).
§ 3º - The members of the Fiscal Council, in their first meeting, shall elect their Chairman and Secretary.”

(III) In order to ensure the hiring of advisors and consultants who might be requested by Fiscal Council, in the performance of their duties, and the approval of a specific budget for that purpose: add the item II of Article 17; add the item (v) on § 1 of Article 29; and add Article 43, and such provisions shall be effective with the following wording:

“Art. 17 - Apart from the tasks assigned to it under the law, and those provided for in Article 6 of these By-Laws, it is incumbent on the Board of Directors:
I. (.....);
II. to approve an annual budget for funds required to pay independent auditors, lawyers third parties, accountants or any other consultant whose hiring might be requested by Fiscal Council of Company;
III. (....);”

“Art. 29 - It is incumbent on the members of the Executive Board of Officers, observing the need for prior authorization of the Board of Directors in the cases stipulated in these By-Laws, to represent the Company as described in the following paragraphs.
§ 1º - It is incumbent on the President:
i – (...);
ii – (...);
iii – (....);
iv. – (....); and
v. – to hire services provided for in Sole Paragraph of Article 31, upon the request of Fiscal Council.”

“Art. 43 – In every fiscal year, the management of Company, shall submit to Board of Directors a annual budget proposal including the forecast of funds required to pay independent auditors, lawyers third parties, accountants or any other consultant whose hiring might be requested by Fiscal Council of Company.”

(IV) As a result of proposed amendments, shareholders approved the reorganization of articles, respective items and the amendment of references of By-Laws of Company.

(ii) Shareholders have approved, by majority of presents, the restatement of By-Laws of Company attached as APPENDIX I.

(iii) Shareholders have approved, by unanimous vote of presents, the Fiscal Council Internal Ruling of Company attached as APPENDIX II, and

(iv) Thus, the adjustment on compensation of members of Fiscal Council of Company was approved by unanimous vote of presents, as approved on the Annual General Meeting held on April 29, 2005, and the monthly individual amount was fixed on R$8,000.00 (eight thousand reais), and the compulsory refund of transport and accommodation expenses required to the performance of their duties, all of which in accordance with §3 of Article 162 of Law No. 6404/76.

6. CLARIFICATIONS: Upon the request of shareholder José de Oliveira Teixeira, it is drawn up his commended reference to the performance of actual management of Company, and his unrestricted approval of all amendments and changes proposed by management.

In the absence of any other matters to be discussed, the proceedings were adjourned for the time required to transcribe these minutes. When the session was reopened, minutes were read, agreed upon and signed by all present members. SIGNATURES: Carlos Henrique Moreira –Chairman, Antonio Oscar de Carvalho Petersen Filho – Secretary, Isaac Berensztejn –Economic-Financial Director (Chief Financial Officer – CFO) and Investor Relations Officer. Shareholders: Startel Participações Ltda, New Startel Participações Ltda, Telmex Solutions Telecomunicações Ltda, The Master Trust Bank of Japan Ltd RE: MTBC400035147, The California State Teachers Retirement System, State Street Emerging Markets, Norges Bank, José Teixeira de Oliveira, Gilberto Souza Esmeraldo and Paulo André Bodin de Moraes.

I do hereby certify this document is a true copy of minutes drawn up in own book.

Antonio Oscar de Carvalho Petersen Filho
General Secretary.

Embratel Participações S.A.

Minutes of Extraordinary General Meeting held on 07.14.2005 - Appendix I

APPENDIX I

CORPORATE BY-LAWS OF
EMBRATEL PARTICIPAÇÕES S.A.

CHAPTER I
CHARACTERISTICS OF COMPANY

Art. 1 - EMBRATEL PARTICIPAÇÕES S.A. is a joint stock company, controlling corporation of Empresa Brasileira de Telecomunicações S.A. - EMBRATEL.

Art. 2 - The corporate purpose of the Company is:

I. exercising control of Empresa Brasileira de Telecomunicações S.A. - EMBRATEL, as well as its other controlled companies;

II. promoting, effecting or guiding the provision, from internal and external sources, of funds to be invested by the Company or by EMBRATEL or its other controlled companies;

III. promoting and stimulating activities of studies and research with a view to the development of the long distance telecommunications services sector within the national and international scope, including voice, texts, data, images and telematics transmission services;

IV. performing, through EMBRATEL or other controlled or associated companies, long distance telecommunications services within the national and international scope, including voice, texts, data, images and telematics transmission services;

V. promoting, stimulating and coordinating, through its controlled companies or associate companies, the formation and training of the personnel necessary for the long distance telecommunications services within the national and international scope, including transmission services of voice, texts, data, images and telematics;

VI. effecting or promoting importation of goods and service for EMBRATEL or its other controlled and associated companies;

VII. exercising other activities similar or co-related to the company purpose; and

VIII. participating in the capital of other companies.

Art. 3 - The Company has its headquarters in the capital city of the State of Rio de Janeiro, being the President of the Company competent to define its precise location.

Sole Paragraph - The Company may set up and extinguish, by a decision of its President, sections, agencies and branch offices, offices, departments and representations anywhere in Brazil and abroad.

Art. 4. - The duration of the Company is indeterminate.

CHAPTER II
CORPORATE CAPITAL

Art. 5 - The subscribed corporate capital, fully paid in, is R$ 4.096.713.387,00 (four billion, ninety-six million, seven hundred and thirteen thousand, three hundred and eighty-seven reais), represented by 758,306,004,336 (seven hundred and fifty-eight billion, three hundred and six million, four thousand, three hundred and thirty-six) shares, 282,027,681,973 (two hundred and eighty-two billion, twenty-seven million, six hundred and eighty-one thousand, nine hundred and seventy-three) being nominative common shares and 476,278,322,363 (four hundred and seventy-six billion, two hundred and seventy-eight million, three hundred and twenty-two thousand, three hundred and sixty-three) being nominative preferred shares, all with no nominal value.

Art. 6 - The Company is authorized to increase its corporate capital through resolution of the Board of Directors, whenever the activities and business of the Company thus require it, up to the limit of 1,000,000,000,000 (one trillion) shares, common or preferred, falling to the Board of Directors also to define the conditions to which such issues will be subject.

Sole Paragraph - Within the limit of the authorized capital mentioned in caput hereof, the Company may grant an option to purchase shares, in line with a Plan approved in General Meeting, to its directors, employees or individuals rendering services to the Company or to companies controlled by it.

Art. 7 - The corporate capital is represented by common and preferred shares, with no nominal value, with no obligation, in any issues of shares, to keep proportion between them observing legal and statutory provisions.

Art. 8 - Shares, debentures or founders’ shares convertible into shares, and subscription bonuses may be issued, with no preferred right to the other shareholders, of which placement is done by one of the ways provided by article 172 of Law No. 6,404/76.

Art. 9 - Each common share shall be entitled to the right of one vote in the discussions of the General Meeting.

Art. 10 - Preferred shares have no voting rights, except in the case of the second paragraph of art.12 hereof, being assured to them the priority in reimbursement of capital, without premium, and (a) priority in the payment of non cumulative minimum dividends, of 6% (six percent) per year on the amount resulting from the division of subscribed capital by the total number of Company shares or b) the right to receive dividends, per preferred share, at least 10% (ten percent) greater than the dividends attributed to each common share, whichever is higher.

Sole Paragraph - Preferred shares shall acquire voting rights if the Company, for a period of 3 (three) consecutive years, fails to pay the minimum dividends to which they are entitled under the terms of caput hereof.

Art. 11 - Company shares shall be book entry, being kept in deposit account in a financial institution authorized by the Securities Commission, in the name of the titleholders, with no issue of certificates.

CHAPTER II
GENERAL SHAREHOLDERS' MEETING

Art. 12 - The General Meeting has powers to decide on the matters expressly provided for in Law No. 6,404/76.

§ 1 - It also falls to the General Meeting to previously approve the entering into of any long term contracts between the Company or its controlled companies, on the one hand, and the controlling shareholder or controlled companies, associate companies subject to common control or controllers of the latter, or that in another way constitute parties related to the Company, on the other hand, except when the contracts obey uniform clauses.

§ 2 - Without prejudice to the provision in paragraph 1 of art. 115 of Law No. 6,404/76, the holders of preferred shares shall have right to vote in the meeting deliberations referred to in the first paragraph of this article, as well as in those referring to the alteration or revoking of the following statutory provisions:

I. 1st paragraph of art. 12;

II. Sole paragraph of art. 13; and

III. Art. 42.

Art. 13 - The General Meeting will be convened by the Board of Directors, whose Chairman, or its Deputy Chairman, in the form established in Article 20 below, is incumbent on confirming the respective minutes. The General Meeting can also be convened in accordance with the Sole Paragraph of Article 123 of Law No. 6,404/76.

Sole Paragraph - In the events of art. 136 of Law No. 6,404/76, the first call of the General Meeting shall be made with at least 30 (thirty) day advance, and with minimum advance of 10 (ten) days, on the second call.

Art. 14 - The General Meeting will be set up and chaired by the Chairman of the Company Board of Directors, or by its Deputy Chairman, as provided by Article 20, below, which will proceed to elect the secretary, chosen among the attending shareholders.

Art. 15 – Minutes will be drawn up of work and decisions of the General Meeting, signed by the members the chair and by attending shareholders representing at least the necessary majority for the decisions made.

§ 1 - Except in case of a contrary decision by the Chairman of the Meeting, the minutes will be drawn up in the form of a summary of the facts.

§ 2 - Except in case of a contrary decision by the Meeting, the minutes will be published with omission of the signatures of the shareholders.

CHAPTER IV
ADMINISTRATION OF COMPANY

Art. 16 - The Company Administration will be carried out by the Board of Directors and the Executive Board.

SECTION I
BOARD OF DIRECTORS

Art. 17 - Apart from the tasks assigned to it under the law, and those stipulated in Articles 6 of these By-laws, it is incumbent on the Board of Directors:

I. to approve the general plans of the Company;

II. to approve an annual budget for funds required to pay independent auditors, lawyers, third parties, accountants or any other consultant whose hiring might be requested by Fiscal Council of Company;

III. to approve the Internal Regulations of the Company, defining its organizational structure, specifying the duties of each Director and setting forth the limits referred to in items, VIII, IX, X and XI of this Article, with due observance of provisions of the laws and by-laws;

IV. to authorize the purchase of shares issued by the Company, for purposes of cancellation or retaining in Treasury and subsequent disposal;

V. to deliberate on the issue of simple debentures, not convertible into shares and with no real estate security;

VI. to deliberate, by delegation from the General Meeting on the issue of debentures by the Company, on the time and conditions of maturity, amortization or redemption, time and conditions for payment of interest, profit sharing and reimbursement premium, if any, and the mode of subscription or placement as well as the types of debentures;

VII. to authorize the issue of Commercial Papers;

VIII. to authorize the sale, commodatum, donation, rental or constitution of lien of any fixed assets of the Company whose value exceeds the limit established in the Internal Regulations of the Company;

IX. to authorize the contracting of loans, assumption of debt or provision of guarantees by the Company in favor of third parties except in the case of transactions performed with and/or guarantees granted in favor of companies controlled by the Company, whose value exceeds the limit established in the Internal Regulations of the Company;

X. to authorize the execution of contracts or practice of other acts resulting in obligations to the Company in a limit exceeding that established in the Internal Regulations of the Company;

XI. to authorize the organization and extinction of wholly-owned subsidiaries and/or companies controlled by the Company, the acquisition and disposal of shareholding stake of the Company in the capital of other companies in the quality of partner, shareholder or quotaholder as well as the acquisition and disposal of investments or rights that can be classified as investment in the fixed assets of the Company, whose value exceeds the limit established in the Internal Regulations of the Company;

XII. to authorize the distribution of intermediate dividends, and the compilation of a balance sheet and distribution of dividends at shorter periods, in the form provided for in applicable legislation;

XIII. to develop the Company internal policy relating to the disclosure of information to the Market;

XIV. to submit the contracts referred to in the 1st paragraph of Article 12 hereof for deliberation by the General Meeting, ensuring that their subsidiaries do the same;

XV. appointing the Company representatives in the administrative bodies of companies in which it has interest.

XVI. to select and dismissing the Company's independent auditors, regarding for such purpose, among others, under the recommendation of Fiscal Council;

XVII. to administer the Share Purchase Option Plan approved by the General Meeting;

XVIII. to define the terms and conditions of any increases of capital within the authorized capital;

XIX. to deliberate on any matters that are not of private competence of the General Meeting, under the terms of Law No. 6,404/76.

Art. 18 - The Board of Directors will be composed of 7 (seven) members, elected and removable at any time by the General Meeting.

Art. 19 - Elected by the General Meeting, the members of the Board of Directors will have a term of office of 3 (three) annual periods, the annual period of office being considered as the period comprised between 2 (two) Ordinary Shareholders' Meetings, reelection being permitted.

Art. 20 - The Board of Directors shall elect its Chairman and its Deputy Chairman. The Chairman and the Deputy Chairman will substitute each other automatically in their temporary absences or impediments, without the need for formal delegation of powers. To the substitute will be granted all powers and authority of the one substituted, without exceptions.

Art. 21 - With due observance of the provisions of Article 20 above, in case of a vacancy of the position in the Board of Directors, his substitute will be indicated by the remaining Board Members and perform his duties until the next General Meeting. In case of a vacancy of the majority of the positions, a General Meeting will be convened to decide about the election of such members. In that case, the new Board Members elected will complete the term of office of the substituted Board Members.

Sole Paragraph - If the vacancy of the majority of the Board Members includes the Chairman and the Deputy Chairman, any member of the Board of Directors may convene and chair such General Meeting.

Art. 22 - The Board of Directors will meet whenever convened by its Chairman, by the Deputy Chairman or by any two of its members, with minutes being drawn up of its discussions.

§ 1 - The meeting of the Board of Directors may be set up and make valid decisions on any of the matters of its competence provided the majority of the elected Board Members are present.

§ 2 - Independently of any formality, a meeting of the Board of Directors attended by all its members will be considered to be regular.

Art. 23 - Decisions of the Board of Directors shall be made by the absolute majority of the votes of the Board members in the office, with the Chairman having not only his regular vote, but also a deciding vote (casting vote) and it being incumbent on the Chairman or his Deputy Chairman, or the Secretary, to issue the minutes confirming those decisions, as the case may be.

Art. 24 - The Board Members may appoint attorneys-in-fact with powers to vote in their name at the meetings of the Board of Directors, provided the attorney-in-fact is also a member of the Board even if the instrument of appointment specifies the vote of absent member.

Art. 25 - The meetings of the Board of Directors can be held by teleconference, video conference or any other means electronically or technologically available. The members of the Board can express their vote at such meeting by letter, statement or message sent to the Company before or during the holding of the meeting, by fax, telex, electronic mail or any other means electronically or technologically available. The Director, acting in accordance with that set out above, will be considered present at the meeting, his vote will be considered valid for all legal effects and incorporated in the minutes of said meeting.

SECTION II
EXECUTIVE BOARD OF OFFICERS

Art. 26 - The Executive Board of Officers will be composed of at least 2 (two) and at most 9 (nine) Executive Directors, one to be the President and the other Vice-President, the others not having any specific appointment, being elected and removable at any time by the Board of Directors. One of the Company Officers will be the Investor Relations Director.

Art. 27 - The term of office of the Executive Board is for 3 (three) annual terms, reelection being permitted.

Sole Paragraph - For the purposes of this article, an annual term of office is considered to be the period comprised between two Ordinary Shareholders' Meetings.

Art. 28 - In his absences or impediments, the President will be substituted by the Vice President, independently of any designation, and the Vice President will be substituted by the President. In case of absence or impediments of any other Directors, his substitute will be indicated by the President. In case of vacancy of any of the positions in the Executive Board of Officers, the Board of Directors will elect a new Director.

Art. 29 - It is incumbent on the members of the Executive Board of Officers, observing the need for prior authorization of the Board of Directors in the cases stipulated in these by-laws, to represent the Company as described in the following paragraphs.

§ 1 - It is incumbent on the President:

I - to manage all Company activities, with the cooperation of the other Officers;

II - separately or jointly with another Officer or an attorney-in-fact, to represent the Company, in or out of Court, for all activities required for pursuance of the corporate purposes of the Company, and before its controlled firms, shareholders and the general public, and in the relationships with any government and/or regulatory entities;

III - to appoint attorneys-in-fact and representatives of the Company, defining in their respective instruments the powers granted and the term of office, which must not exceed one year, except with regard to those granted for representation in court, which may be for an indefinite period;

IV - to set up and extinguish sections, agencies and branches, offices, departments and representations of the Company anywhere in Brazil or abroad; and

V - to hire services provided for in Sole Paragraph of Article 31, upon the request of Fiscal Council.

§ 2 - It is incumbent on the Vice-President:

I - in the absence of impediment of the President, to manage all Company activities, with the cooperation of the other Directors;

II - separately or jointly with another Director or an attorney-in-fact, to represent the Company, in or out of Court, for all activities required for pursuance of the corporate purposes of the Company, and before its controlled firms, shareholders and the general public, and in the relationships with any government and/or regulatory entities;

III - to appoint attorneys-of-fact and representatives of the Company, defining in their respective instruments the powers granted and the term of office, which must not exceed one year, except with regard to those granted for representation in court, which may be for an indefinite period;

IV - to assist the President in the exercise of his functions, as well as the conducting of other activities delegated by him.

V - to set up and extinguish sections, agencies and branches, offices, departments and representations of the Company anywhere in Brazil or abroad.

§ 3 - It is incumbent on the Investor Relations Director:

I - to make the necessary information available to the Investors community, the Securities Commission (Comissão de Valores Mobiliários - CVM), the North American Securities and Exchange Commission (SEC) as well as the Stock Exchanges;

II - to keep updated all the Company records at CVM and SEC, as well as ensure the fulfillment of the regulatory provisions issued by these Commissions and applicable to the Company;

III - to observe the requirements of availability of information applicable to the Company;

IV - to assist the President in the exercise of his functions, as well as the conducting of other activities delegated by him.

§ 4 - The remaining Officers will have the powers and duties ascribed to them by the Board of Directors, and may, in a group of 02 (two) or together with an attorney-in-fact, represent the Company in or out of Court, on acts necessary for the pursue of the corporate purposes of the Company;

§ 5 - The Company will also be validly represented by an attorney-in-fact established in accordance with the provisions of the above Paragraphs 1 and 2, up to the limits of the powers granted by them, in the terms of the respective power of attorney.

CHAPTER V
FISCAL COUNCIL

Art. 30 - The Fiscal Council will function on a permanent basis.

Sole Paragraph. For the full performance of their responsibilities, notably the Audit Committee duty, the requirements provided for in applicable law shall be fulfilled, the provision of these By-Laws and Fiscal Council Internal Ruling approved by the Annual Ordinary General Meeting.

Art. 31 - Without prejudice to other responsibilities provided for in Brazilian law, the Fiscal Council shall have the following responsibilities:

I. Inspect actions of managers and examine the performance of their legal and statutory responsibilities;

II. Consider upon the management annual report, and include in their own opinion the additional information deemed as required or useful to resolve on general meeting;

III. Recommend and assist the Board of Directors in proceedings of hiring, assessment of compensation and removal of independent auditors for the Company;

IV. Oversee and evaluate the proceeds of such independent auditors and assist on the solution of possible controversies between the management and an independent auditor as regard of financial statements of Company;

V. Review from time to time Company policies concerning the provision of audit and non audit services provided by independent auditors and the respective compensation;

VI. Consider upon proposals of management bodies to be submitted to General Meeting, in respect of any change on the capital stock, issuance of debentures or subscription bonus, investment plans or capital budgets, dividend payment, conversion, amalgamation, merger or split-off;

VII. Review from time to time the success of risk management processes and internal controls of Company in order to monitor the performance of, among others, (i) legal provisions affecting the submittal of financial reports; and (ii) statutory dispositions;

VIII. Prescribe proceedings in order to hear, process and assess reports of fraud, anonymously or not, related to accounting matters, internal controls and audit of the Company;

IX. Report to management bodies and, if such bodies do not take required needs for the protection of Company interests, to the general meeting, errors, frauds or crimes found and suggest useful actions to the Company;

X. Call the Annual General Meeting, if management bodies elapse for more than a month of such call, and call the Extraordinary General Meeting, upon the occurrence of serious or expedient matters, including the agenda of matters deemed required on such meetings;

XI. Analyze at least on a third-month basis, the balance sheet and other financial statements prepared from time to time by the Company;

XII. Review the financial statements as of year ended and place comments on them;

XIII. Perform such duties, during winding-up, considering special provisions regulating thereof.

Sole Paragraph. For the performance of their duties, Fiscal Council may request to Company management the hiring of auditors, attorneys, consultants and accountants, and such respective fees shall be fixed in reasonable conditions and within the limits of a specific budget, which shall be fixed as proposed by Company management in accordance with terms of Art. 43 herein.

Art. 32 - The Fiscal Council will be formed by at least 3 (three) and at most 5 (five) members, and an equal number of alternates, elected and removable at any time by the General Meeting, with due observance of the rules of Paragraph 4, in Article 161 of Law No. 6404/76.

§ 1 - The removal of the members of the Fiscal Council will take place in the same way as their election, linking each member of the Fiscal Council to the respective group of shareholders that have elected them.

§ 2 - Elected by the General Meeting, the members of the Fiscal Council will have a term of office of 1 (one) annual term, that being considered as the period comprised between 2 (two) General Meetings, and may be re-elected.

§ 3 - The members of the Fiscal Council, in their first meeting, will elect their Chairman and their Secretary.

Art. 33 - The Fiscal Council shall meet whenever necessary, however, not less than 04 (four) times a year, and such meetings shall meet the cycle of submittal of financial reports of Company.

§ 1 – Apart from the forms legally provided for, the meetings of Fiscal Council shall be called, at any time, by the Chairman of Fiscal Council or by 02 (two) members, by the Chairman of Board of Directors, by the Chairman of the Company, or always when required by independent and internal auditors.

§ 2 - Independent of any formalities, the meeting will be deemed to be regularly convened if attended by a totality of the members of the Fiscal Council. The minimum quorum to hold a Fiscal Council meeting is of (02) two members.

§ 3 - The Fiscal Council expresses itself by a majority of votes, if the majority of its members are present.

§ 4 - The meetings of the Fiscal Council may be held by telephone conference, video conference or any other resource electronically or technologically available. The Council Members can express their vote at such meeting by letter, statement or message sent to the Company, before or during the holding of the meeting, by fax, telex, electronic mail, or any other resource electronically or technologically available. The Council Member acting as stipulated above will be deemed to have been present at the meeting, and his vote will be considered as valid for all legal purposes and embodied in the minutes of the meeting in question.

Art. 34 - The members of the Fiscal Council will be substituted, in their absences and impediments, by the respective alternate.

Art. 35 - In the occurrence of a vacancy of position of a member of the Council, the respective alternate will substitute him; if there is no alternate, the next General Meeting will proceed to elect a member to the vacant position;

Art. 36 - The remuneration of the members of the Fiscal Council will be determined by the General Meeting that elects them, with due observance of Paragraph 3 of article 162 of Law No. 6,404/76.

§ 1 - The remuneration will be paid in the same way as that received by the members of the Executive Board of Officers.

§ 2 - The alternate in office will be entitled to the remuneration of the regular member for the period in which the substitution occurs, counted month by month.

CHAPTER VI
FISCAL YEAR AND FINANCIAL STATEMENTS

Art. 37 - The fiscal year will have a duration of 12 (twelve) months, starting on the 1st (first) of January of each year, and ending on the last day of the month of December.

Art. 38 - Together with the financial statements, the Company administration will present before General Meeting proposal on the destination of the net profit for the fiscal year.

§ 1 - The net profit will be destined as follows:

i) 5% (five per cent) for the legal reserve, until reaching 20% (twenty per cent) of the paid up corporate capital;

ii) 25% (twenty-five per cent) of the net profit, increased or reduced by the amounts referred to on items a) and b) of sub-paragraph I of Article 202 of Law No. 6,404/76 will compulsorily be distributed as minimum mandatory dividend to all shareholders, observing the provision in the following article, this amount being increased up to the amount necessary for the payment of the prioritary dividend of preferred shares.

§ 2 - After the mandatory destination of the net profit, provided for in Law No. 6,404/76, and those provided for above, the balance of the net profit not allocated to the payment of the minimum mandatory dividend or to the priority dividend of preferred shares, will have the destination given by the General Meeting who shall fully destine it.

Art. 39 - In case the dividends are calculated in accordance with item a) of Article 10, the value corresponding to the minimum mandatory dividend will be destined with priority to the payment of the priority dividend of preferred shares up to the limit of the preference; following this, the holders of common shares will be paid up to the same limit as the preferred shares; the balance, if any, will be divided among all the shares in equal conditions.

§ 1 - The administration may pay or credit interest on share capital in the terms of pertinent legislation and regulations;

§ 2 - Dividends not called for within a period of 3 (three) years will revert in favor of the Company.

Art. 40 - The Company may prepare half yearly balance sheets and also balance sheets for shorter periods and declare, by resolution of the Board of Directors, dividends by debiting profit calculated in these balance sheets based on the overall mount to be distributed at the end of the respective fiscal year, observing the limits provided by law.

CHAPTER VII
LIQUIDATION OF THE COMPANY

Art. 41 - The Company will go into liquidation in the cases provided by the law, or by decision of the General Meeting, which will establish the form of liquidation, elect the liquidator and set up the Fiscal Council, for the period of the liquidation, electing its members and setting their respective fees.

CHAPTER VIII
MISCELLANEOUS

Art. 42 - The approval by the Company, through its representatives, of operations of mergers, split-offs, incorporation or dissolution of its controlled companies will be preceded by economic-financial analysis by an independent company of international repute, confirming that equitable treatment is being given to all the interested companies, whose shareholders shall have ample access to the report of said analysis.

Art. 43 - In every fiscal year, the management of Company, shall submit to Board of Directors a annual budget proposal including the forecast of funds required to pay independent auditors, lawyers third parties, accountants or any other consultant whose hiring might be requested by Fiscal Council of Company.

Embratel Participações S.A.
Minutes of Extraordinary General Meeting held on 07.14.2005

APPENDIX II

FISCAL COUNCIL INTERNAL RULING

CHAPTER I
GENERAL PURPOSE

Art. 1 - This Internal Ruling is designed for prescribing general rules related to operation, structure, organization and activities of Fiscal Council of Company in order to perform their responsibilities as provided for in Brazilian Corporation Law (No. 6404/76), and perform their responsibilities as the Audit Committee of Company.

CHAPTER II
RESPONSIBILITIES OF FISCAL COUNCIL

Art. 2 – Apart from the assigned responsibilities under the Brazilian Law, Fiscal Council shall perform responsibilities of Audit Committee of Company, as follows:

I. Inspect actions of managers and examine the performance of their legal and statutory responsibilities;

II. Consider upon the management annual report, and include in their own opinion the additional information deemed as required or useful to resolve on general meeting;

III. Recommend and assist the Board of Directors in proceedings of hiring, assessment of compensation and removal of independent auditors for the Company;

IV. Oversee and evaluate the proceeds of such independent auditors and assist on the solution of possible controversies between the management and an independent auditor as regard of financial statements of Company;

V. Review from time to time Company policies concerning the provision of audit and non audit services provided by independent auditors and the respective compensation;

VI. Consider upon proposals of management bodies to be submitted to General Meeting, in respect of any change on the capital stock, issuance of debentures or subscription bonus, investment plans or capital budgets, dividend payment, conversion, amalgamation, merger or split-off;

VII. Review from time to time the success of risk management processes and internal controls of Company in order to monitor the performance of, among others, (i) legal provisions affecting the submittal of financial reports; and (ii) statutory dispositions;

VIII. Prescribe proceedings in order to hear, process and assess reports of fraud, anonymously or not, related to accounting matters, internal controls and audit of the Company;

IX. Report to management bodies and, if such bodies do not take required needs for the protection of Company interests, to the general meeting, errors, frauds or crimes found and suggest useful actions to the Company;

X. Call the Annual General Meeting, if management bodies elapse for more than a month of such call, and call the Extraordinary General Meeting, upon the occurrence of serious or expedient matters, including the agenda of matters deemed required on such meetings;

XI. Analyze at least on a third-month basis, the balance sheet and other financial statements prepared from time to time by the Company;

XII. Review the financial statements as of year ended and place comments on them; and

XIII. Perform such duties, during winding-up, considering special provisions regulating thereof.

§ 1 – In performing their responsibilities, Fiscal Council shall not be responsible for planning or conducting the accountant audit of the Company. Such responsibility lies upon the management of Company and their independent auditors. Members of Fiscal Council are not Company employees, nor perform responsibilities of auditors or accountants.

§ 2 - Members of Fiscal Council have the same responsibilities of managers as provided for in Articles 153 to 156 of Law No. 6,404/76 and members are liable for damages arising out of lack of action in performing their responsibilities and acts practiced intentionally or voluntarily, or breaching the law of by-laws. The responsibilities of members of Fiscal Council by lack of action in performing their duties is jointly, but not when a dissent member refuses from such responsibility by informing his/her controversy on the meeting minute of such body and to management bodies and general meeting.

§ 3 – Without prejudice to other activities or proceedings to be developed by Fiscal Council, in performing the responsibilities provided for in caput of this Article, Fiscal Council shall:

I. Review from time to time jointly with the management of Company, including the Legal Director, and independent auditors, any notice, document or act from governmental or regulating agencies and bodies, and any employee complaint or public reports informing concerns or doubts in respect of financial statements of Company, audit and accountant matters or fulfilling the Ethics Code of Company;

II. Meet, from time to time and separately, with the Legal Director of Company to discuss legal matters of the Company.

III. Consider, upon submittal of proposal by Board of Directors in order to choose the independent auditor for the Company: (a) the qualification of auditors (including the history and independence of auditors); and (b) respective compensation;

IV. Submit to the Board of Directors, whenever deemed required, a replacement proposal for the independent auditor;

V. Establish a policy for the Company to hire professionals previously employees or partners of an audit company for offices on the senior management;

VI. Evaluate the performance and independence of auditors, analyzing yearly the performance of independent auditors;

VII. Discuss with the independent auditors the adequacy of accounting policies applied to financial reports for the Company;

VIII. Evaluate the performance and independence of own auditors, analyzing their activities, recourses and organizational structure in order to ensure their proper operation;

IX. Discuss with the management, the own auditor and independent auditors matters of greatest risk exposure of the Company (financial or operational or otherwise), the adequacy and efficiency of internal controls, and matters that management has adopted in order to monitor and control such risks;

X. Review, from time to time, in excess of once a year, the summary of operations between the Company and members of Board of Directors and Directors, if any, as well as companies in which any of Directors are employees or have equity interests, or any other operation with third parties related; and

XI. Review, annually, the report of performance for Company Ethics Code.

CHAPTER III
FISCAL COUNCIL MEMBERS
ELECTION, REMOVAL AND TERM OF OFFICE

Art. 3 – Members Fiscal Council will be formed by at least 3 (three) and at most 5 (five) members, and an equal number of alternates, elected time by the Shareholders General Meeting.

Art. 4 - Elected by the General Meeting, the members of the Fiscal Council will have a term of office of 1 (one) annual term, that being considered as the period comprised between 2 (two) General Meetings, and may be re-elected.

§ 1 - The removal of the members of the Fiscal Council will take place in the same way as their election, linking each member of the Fiscal Council to the respective group of shareholders that have elected them.

§ 2 - Elected by the General Meeting, the members of the Fiscal Council will have a term of office of 1 (one) annual term, that being considered as the period comprised between 2 (two) General Meetings, and may be re-elected.

CHAPTER IV
OPERATION

SECTION I
MEETINGS

Art. 5 – In order to perform their responsibilities, Fiscal Council shall meet at least 04 (four) times a year, and such meetings shall meet the cycle of submittal of financial reports of Company.

§ 1 – The meetings schedule of each financial year shall be prepared in December of the previous year, and such schedule shall include not only the four meetings above, but also other required meetings, as the annual planning of each specific year.

§ 2 – In order to plan such minimal annual meetings, Fiscal Council shall ensure that a time sufficient for members meet exists, separately, with independent auditors, own auditors and directors for the Company.

SECTION II
CALL, OPERATION AND QUORUM OF MEETINGS

Art. 6 – Apart from the forms provided by law, the meetings of the Fiscal Council may be convened at any time by the Chairman of Fiscal Council or 02 (two) members, by the Chairman of Board of Directors, by the Chairman of the Company, or whenever requested by independent and own auditors.

Sole Paragraph. The call for meetings of Fiscal Council not previously scheduled on the approved annual schedule shall be notice to members in at leat 05 (five) business days in advance as of the meeting date.

Art. 7 – Independent of any formalities, the meeting will be deemed to be regularly convened if attended by a totality of the members of the Fiscal Council..

Art. 8 – The Fiscal Council expresses itself by a majority of votes, if the majority of its members is present. The minimum quorum for the occurrence of a meeting of Fiscal Council is 02 (two) members.

Art. 9 - The meetings shall be convened only by members of Fiscal Council, who may however request the presence of third parties, such as members of the management of the Company and their employees, consultant parties or independent and own auditors in order to express their opinion as required for the performance of their responsibilities.

SECTION III
AGENDA, MATERIAL AND MINUTES

Art. 10 – The agenda and supporting material related to each meeting of Fiscal Council shall be sent to all their members in 05 (five) business days in advance as of the meeting date.

Art. 11 – The meetings shall be recorded in minutes by the Secretary of Fiscal Council, and, thereafter, distributed among their members for approval in final wording.

Art. 12 – The Secretary of Fiscal Council shall deliver the minutes of meetings for members thereof, for members of the Board of Directors, and for independent and own auditors, whenever required.

Art. 13 – The meetings are held on the headquarters of the Company, in a proper and restrict place, and be made at the disposal of Fiscal Council by the management of Company the administrative and logistic funds required to the proper progress of proceedings.

SECTION IV
REPORTS TO THE BOARD OF DIRECTORS

Art. 14 - Fiscal Council shall make several reports, at least on a third-month basis, to the Board of Directors, submitting general information concerning their activities, conclusions and recommendations, whenever deemed convenient.

SECTION V
CHAIRMAN AND SECRETARY

Art. 15 - The members of the Fiscal Council, in their first meeting, will elect their Chairman.

Sole Paragraph. The Chairman of Fiscal Council shall be responsible for conducting the meetings, ensure that all points of view are understood, and that a proper due is dedicated to each matter. The Chairman shall plan the agenda of each meeting with the Secretary and prepare a recommendation for the meeting schedule to be approved for the calendar year.

Art. 16 – The members of Fiscal Council shall elect among their members a person to serve as a Secretary, who shall be responsible for preparing and distributing meeting minutes, the call for notice, the agenda and supporting material of each meeting.

CHAPTER V
ASSESSMENT OF PERFORMANCE OF FISCAL COUNCIL

Art. 17 – The Fiscal Council shall assess the performance thereof on an annual basis, prescribing for that purpose an objective criterion to be discussed with the management of the Company, independent and own auditors.

CHAPTER VI
GENERAL PROVISIONS

Art. 18 – In order to perform their responsibilities, the Fiscal Council shall have the following rights:

I. Receive or have at their disposal, through a writing notice by the management of the Company, within 10 (ten) days, copies of meetings minutes and, within 15 (fifteen) days of receipt, copies of financial statements and other reports prepared from time to time and, if any, reports of budget performance;

II. May request to management bodies clarifications or information, and the preparation of special financial or accounting statements; and

III. In order to assess a fact required for clarification of their responsibilities, the Fiscal Council may (i) write, justifiably, matter to be answered by a specialist and request to the management of Company a designation for that purpose, in at last 30 (thirty) days, three specialists, being reputable individuals or entities on the matter, including independent auditors, counselors, and Fiscal Council shall elect for one of them for provide services for the Company; and (ii) request that any director, employee, outside consultant, own or outside auditor for the Company to be present at the meeting of Fiscal Council or to meet with any of their members or consultants.

Art. 19 – The payment of independents auditors, counselors, accountants or any other consultant, whose hiring is request by Fiscal Council, shall be borne by the Company, as budget specially approved by the Board of Directors of Company in order to bear such expenses, and their respective fees shall be determined, within reasonable levels in force at marketplace and compatible to the economic dimension of Company.

Art. 20 - The remuneration of the members of the Fiscal Council will be determined by the General Meeting that elects them, with due observance of Paragraph 3 of article 162 of Law No. 6,404/76.

Sole Paragraph. Members of Fiscal Council shall be compulsorily refunded by the Company transport and accommodation expenses required to the performance of responsibility.

Art. 21 - The responsibilities and powers granted by law or General Meeting to Fiscal Council can not be granted to any other body of the Company.

Art. 22 - Fiscal Council may have other responsibilities to be granted from time to time by General Meeting or by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.